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SEC FILE NUMBER
8-21380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monness Crespi Hardt & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017-2047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil Crespi	(212) 838-7575	ncrespi@mchny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller, LLP
(Name – if individual, state last, first, and middle name)

488 Madison Avenue FL18	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

11/23/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Crespi_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monness Crespi Hardt & Co., Inc._____, as of 12/31_____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER TRAINOR

Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2026

_____
Notary Public

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Monness Crespi Hardt & Co., Inc.

Statement of Financial Condition

December 31, 2024

With

Report of Independent Registered
Public Accounting Firm

Monness Crespi Hardt & Co., Inc.

December 31, 2024

Table of Contents





ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Monness Crespi Hardt & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc.'s management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Monness Crespi Hardt & Co., Inc.'s auditor since 2016.

New York, New York
February 26, 2025

1

T 212.644.9000 | F 212.752.4335 | W ksmcpa.com

Monness Crespi Hardt & Co., Inc.

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	101,896
Receivables		
Due from clearing broker (includes $250,000 in restrictions (Note 3))		2,766,412
Other receivables		408,846
Prepaid expenses and other assets		112,380
Other current assets		35,904
Property and equipment, net of accumulated depreciation of $1,420,360		7,450
Total assets	$	3,432,888
Liabilities and stockholders' equity		
Liabilities		
Accounts payable and accrued liabilities	$	584,361
Commissions payable		216,907
Total liabilities		801,268
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		20,000
Additional paid-in capital		55,000
Retained earnings		2,556,620
Total stockholders' equity		2,631,620
Total liabilities and stockholders' equity	$	3,432,888

The accompanying notes are an integral part of this financial statement.

Monness Crespi Hardt & Co., Inc.

Notes to the Financial Statement

December 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

Monness Crespi Hardt & Co., Inc. (the Company) is a broker-dealer dealing principally with institutional investors as a registered entity with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3. The Company does not carry security accounts for customers nor does it perform custodial functions related to their securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates - The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, if any, at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they could ultimately differ from actual results.

Financial instruments - The Company's financial instruments include cash and accounts receivable, the carrying value of which approximates fair value because of their short-term duration.

Concentration of credit risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, which at times may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

Current expected credit losses - The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 326, *Financial Instruments - Credit Losses*, introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

The Company uses the account receivable aging method, for receivables from third parties, to determine the provision for its allowance of expected credit losses to calculate the net realizable value. For financial assets measured at amortized cost (e.g., cash, due from clearing broker and other receivables), the Company makes an assessment of expected credit losses based on the nature and contractual life or expected life of the financial assets and historic and expected losses. The Company has determined that there is no allowance for credit losses to be recorded as of December 31, 2024

Property and equipment - Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations.

Lease recognition policy - The Company recognizes leases in accordance with FASB ASC Topic 842, *Leases* (ASC 842). The Company determines if an arrangement is a lease at inception and recognizes an asset for its right to use the underlying leased asset for the duration of the lease and a liability for the corresponding obligation to make lease payments. The Company has elected not to separate lease and non-lease components. Right-of-use-assets and lease liabilities are recognized at the commencement date, including renewals, based on the present value of lease payments over the lease term. In accordance with ASC 842, leases with an initial term of 12 months or less are not recorded on the statement of financial condition; the Company recognizes lease expense for these leases as incurred (see Note 6).

Soft dollar arrangements - The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28(e) of the Securities Exchange Act of 1934, as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). For the year ended December 31, 2024, the Company had several such customer arrangements. The Company does not carry security accounts for customers nor does it perform custodial functions related to their securities.

4

Income taxes - The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State corporate taxes are paid on income, as income is passed through to its stockholders for tax purposes. Effective 2021, New York State permits an S corporation to elect to pay income taxes on behalf of their stockholders. For the year ended December 31, 2024, the Company has made such an election. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

The FASB has issued guidance regarding how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2024, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

Single reportable segment

i. **Recently adopted accounting standards** - The FASB issued new guidance in FASB ASC 280, *Segment Reporting*, as amended by the FASB Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 was adopted in the current year.

ii. **Segment reporting** - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking and investment advisory. The Company has identified the Chief Executive Officer as the Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The total segment assets were $3,432,888 as of December 31, 2024.

3. DUE FROM CLEARING BROKER

The Company clears all security transactions through RBC Clearing and Custody (RBC). Under the clearing arrangements, the clearing broker confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company, has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 6).

The Company has not established an allowance for credit losses. Most of its receivables are cleared and settled within a few days of the following month.

Under the terms of its agreement with RBC, the Company must at all times maintain a balance of $250,000 in a deposit account to ensure that it meets its minimum net capital requirement.

4. OTHER RECEIVABLES

Other receivables consists primarily of research receivables which are expected to be determined within 90 days of year end and paid immediately (see Note 3). The balance of the other receivables is customer obligations generally requiring payment within 30 days. Such receivables are recorded at invoiced amounts.

5. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following at December 31, 2024:

Description	Estimated Useful Life	
Furniture and fixtures	7 years	$ 822,620
Machinery and equipment	5-7 years	134,573
Leasehold improvements	3 years	470,617
		1,427,810
Less: accumulated depreciation		1,420,360
		$ 7,450

6. COMMITMENTS AND CONTINGENCIES

Leases - The Company had an operating lease for premises located in New York, New York, which was a long-term non-cancellable lease that expired on April 30, 2024. The discount rate for the right-of-use asset and lease liability recorded for this agreement was 8%. Operating lease cash payments for the year ended December 31, 2024 totaled $1,124,021. Subsequent to the expiration of this agreement, the Company entered into a new lease agreement for premises located in New York, New York on a year-to-year basis, which is not recorded on the statement of financial condition.

Deferred compensation and phantom stock - Pursuant to the sale of his equity interest in the Company at December 31, 2015, a former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest in any gain on the sale of the Company if it occurred within five (5) years of his separation from service without cause. The former shareholder retired on December 1, 2019, which began his separation from service. The stock appreciation rights expired on December 1, 2024 and as of December 31, 2024, there was no liability recognized.

Legal matters and litigation - In the normal course of business, the Company may be subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2024, the Company is not a party to any litigation or the subject of any regulatory investigation.

Financial instruments with off-balance-sheet risk - The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counterparties (trading partners). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

7. EMPLOYEE BENEFITS 401(k) PLAN

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contribution to the plan for the year ended December 31, 2024.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had regulatory net capital of $2,067,040 which exceeded its regulatory net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness by $1,967,040. The ratio of aggregate indebtedness to net capital was 0.39 to 1.

9. RISKS AND UNCERTAINTIES

There are various direct and indirect risks that could impact the Company, such as a potential global economic slowdown, increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, the pandemic, and more. It is also impossible to predict the effect these will have on longer-term industrial output, potential changes in supply and demand, and its impacts on the Company's liquidity, credit, customers, vendors, and counterparties. To help minimize the uncertainty of these items, management continues to explore how to best operate in this environment.

10. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 26, 2025, the date that the accompanying financial statement was issued. There were no subsequent events requiring recognition or disclosure in the financial statement.